EXHIBIT 99.1

TRX Gold Reports First Quarter 2024 Results

Mill Expansion Advances to Increase Gold Production

TORONTO, Jan. 15, 2024 (GLOBE NEWSWIRE) -- TRX Gold Corporation (TSX: TNX) (NYSE American: TRX) (the “Company” or “TRX Gold”) today reported its results for the first quarter of 2024 (“Q1 2024”) for the three months ended November 30, 2023. Financial results are available on the Company’s website at www.TRXgold.com.

Key highlights for Q1 2024 include:

  Positive operating cash flow: The Company poured 4,927 ounces of gold and sold 4,895 ounces of gold, resulting in positive operating cash flow of $5.1 million.
  Strong gross profit margins: The Company recognized revenue of $9.4 million and cost of sales of $5.7 million, generating gross profit of $3.7 million, gross profit margin of 40%, and Adjusted EBITDA1 of $2.6 million.
  Growth through prudent capital management: The Company continues to demonstrate its ability to manage capital and use cash flow from mining operations to fund additional growth at Buckreef Gold, as it reinvested $3.8 million during the quarter to advance its 3rd consecutive mill expansion to 2,000+ tonnes per day (“tpd”) and to advance construction on a significantly expanded tailings storage facility (“TSF”) to accommodate higher production volumes and support the long-term growth of Buckreef Gold.
  Fiscal 2024 production guidance unchanged: The Company continues to expect gold production for 2024 to be between 25,000 – 30,000 ounces at total average cash cost1 of $800 – 900 per ounce.
  Expansion to 2,000+ tpd continues to progress on schedule: The new 1,000 tpd ball mill arrived on site in early October 2023 and earthworks have commenced for the ball mill plinth, tank line foundation and bund wall, which will support the additional leach tanks. In-depth engineering reviews and construction work have begun, including concrete construction and steel fabrication on the new crushing circuit which commenced in November 2023. The process plant expansion aimed at expanding throughput by 75-100% has a targeted completion date in the second half of fiscal 2024 and is expected to benefit production in Q4 2024.
  Expanded crushing circuit construction underway: The initial phase of the new crushing circuit arrived on site in January 2024 and is configured to produce a finely crushed ore ‘product’ suitable for the existing and future ball mills. It is expected that the new crushing circuit will help drive increased throughput and recovery percentages and will provide capacity for increased production. It is also expected to improve options for material handling, provide equipment redundancy to eliminate or reduce plant downtime, and improve grind size allowing for more efficient, cost-effective processing of sulphide ore. Concrete construction has been completed and is curing. Steel design, fabrication and construction of the new crushing circuit continues at a rapid pace, and completion is expected in Q2 2024.
  Exploration, a key area of focus: The Company expects to continue to build on past exploration successes through a drill program that is expected to begin in the second half of fiscal 2024. While the Company primarily focused on grade control drilling to support mining activity during Q1 2024, exploration drilling for 2024 will focus on infill and expansion drilling at Eastern Porphyry, Buckreef West, Inferred Mineral Resources and strike extensions, both to the NE and SW of the Main Zone – which, if successful, has the potential to increase tonnes to higher Mineral Resource categories.
  Health & Safety remains top of mind: The Company achieved zero lost time injuries (“LTI”) and there were no reportable environmental or community related incidents during Q1 2024. Subsequent to Q1 2024, Buckreef Gold achieved, for a second time, 1 million hours LTI free work.

TRX Gold’s CEO, Stephen Mullowney comments: “Q1 2024 has been an exceptionally busy quarter at Buckreef Gold as our team continues to work hard on our next growth phase, including another expansion in processing capacity at the mill. We are very pleased with the exceptional progress that has been made over the last few months in advancing construction for the plant expansion, including commencement of concrete and steel works related to the new crushing circuit. We continue to be impressed with the excellent and efficient work being done by our 100% Tanzanian staff, consultants and by the quality of locally sourced materials and equipment. We look forward to completing the plant expansion later this year and utilizing the expected increase in cashflow to unlock value through a larger exploration program in the future.”

Figure 1: 1,000+ tpd Processing Plant at Buckreef Gold Mine, showing new CIL tanks and conveyor feed to the new ball mills (Q1 2024)

Figure 2: Buckreef Gold Tailings Storage Facility Expansion at TSF 2.2 (Q1 2024 – first lift completed and TSF is now operational)

Figure 3: Buckreef Gold’s new and expanded crushing circuit under construction (Q1 2024)

Figure 4: Buckreef Gold’s new cone crusher and site construction underway (Q1 2024)

Figure 5: Buckreef Gold’s new jaw crusher and site construction underway (Q1 2024)

Qualified Person

Mr. Andrew Mark Cheatle, P.Geo., MBA, ARSM, is the Company’s Qualified Person under National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”) and has reviewed and assumes responsibility for the scientific and technical content in this press release.

Q1 2024 Results Conference Call and Webcast Details

When: Thursday, January 18 at 11:00 AM EST
Webcast URL: https://shorturl.at/movwM
Conference call numbers:
Canada/USA TF: 1-844-763-8274
International Toll: +1-647-484-8814
A replay will be made available for 30 days following the call on the Company’s website.

About TRX Gold Corporation

TRX Gold is rapidly advancing the Buckreef Gold Project. Anchored by a Mineral Resource published in May 20202, the project currently hosts an NI 43-101 Measured and Indicated Mineral Resource of 35.88 MT at 1.77 g/t gold containing 2,036,280 ounces of gold and an Inferred Mineral Resource of 17.8 MT at 1.11 g/t gold for 635,540 ounces of gold. The leadership team is focused on creating both near-term and long-term shareholder value by increasing gold production to generate positive cash flow. The positive cash flow will be utilized for exploratory drilling with the goal of increasing the current gold Resource base and advancing the Sulphide Ore Project which represents 90% of current gold Resources. TRX Gold’s actions are led by the highest ESG standards, evidenced by the relationships and programs that the Company has developed during its nearly two decades of presence in Geita Region, Tanzania.

For investor or shareholder inquiries, please contact:

Investors
Christina Lalli
Vice President, Investor Relations
TRX Gold Corporation
+1-438-399-8665
c.lalli@TRXgold.com
www.TRXgold.com

Non-IFRS Performance Measures

The company has included certain non-IFRS measures in this news release. The following non-IFRS measures should be read in conjunction with the Company’s unaudited interim consolidated financial statements for the three months ended November 30, 2023, filed on SEDAR+ and with the Securities and Exchange Commission (“SEC”), as well as the Company’s audited consolidated financial statements included in the Company's Annual Report on Form 40-F and Annual Information Form for the year ended August 31, 2023. The financial statements and related notes of TRX Gold have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Additional information has been filed electronically on SEDAR+ and with the SEC and is available online under the Company’s profile at www.sedarplus.ca and the Company’s filings with the SEC at www.sec.gov and on our website at www.TRXgold.com.

Cash cost per ounce of gold sold

Cash cost per ounce of gold sold is a non-IFRS performance measure and does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS. Cash cost per ounce may not be comparable to information in other gold producers’ reports and filings. Upon declaration of commercial production of the 1,000+ tpd processing plant in Q1 2023, capitalization of mine development costs ceased, and depreciation of capitalized mine development costs commenced. As the Company uses this measure to monitor the performance of our gold mining operations and its ability to generate positive cash flow, beginning in Q1 2023, total cash cost per ounce of gold sold starts with cost of sales related to gold production and removes depreciation.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS performance measure and does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS. Adjusted EBITDA may not be comparable to information in other gold producers’ reports and filings. Adjusted EBITDA is presented as a supplemental measure of the Company’s performance and ability to service its obligations. Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present Adjusted EBITDA when reporting their results. Issuers present Adjusted EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet their obligations. Adjusted EBITDA represents net income (loss) before interest, income taxes, and depreciation and also eliminates the impact of a number of items that are not considered indicative of ongoing operating performance.

Certain items of expense are added, and certain items of income are deducted from net income that are not likely to recur or are not indicative of the Company’s underlying operating results for the reporting periods presented or for future operating performance and consist of:

  Change in fair value of derivative financial instruments;
  Accretion related to the provision for reclamation;
  Share-based compensation expense; and
  Tax adjustments related to a prior period tax assessment (2012-2020).

The following table provides a reconciliation of net income (loss) and comprehensive income (loss) to Adjusted EBITDA per the financial statements for the three ended November 30, 2023.

	Three Months Ended	Three Months Ended
	November 30, 2023	November 30, 2022
Net (loss) income and comprehensive (loss) income per financial statements	(39)	5,160
Add:
Depreciation	484	193
Interest and other non-recurring expenses	340	180
Income tax expense	1,191	1,486
Change in fair value of derivative financial instruments	(199)	(3,365)
Share-based payment expense	810	753
Adjusted EBITDA	2,587	4,407

The Company has included “cash cost per ounce of gold sold” and “Adjusted EBITDA” as non-IFRS performance measures throughout this news release as TRX Gold believes that these generally accepted industry performance measures provide a useful indication of the Company’s operational performance. The Company believes that certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Forward-Looking and Cautionary Statements

This press release contains certain forward-looking statements as defined in the applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Forward-looking statements relate to future events or future performance and reflect TRX Gold management’s expectations or beliefs regarding future events and include, but are not limited to, statements with respect to continued operating cash flow, expansion of its process plant, estimation of mineral resources, ability to develop value creating activities, recoveries, subsequent project testing, success, scope and viability of mining operations, the timing and amount of estimated future production, and capital expenditure.

Although TRX Gold believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance. The actual achievements of TRX Gold or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in costs; future prices of gold and other minerals; mining method, production profile and mine plan; delays in exploration, development and construction activities; changes in government legislation and regulation; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining business. These risks are set forth in reports that TRX Gold files with the SEC and the various Canadian securities authorities. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml and the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR+”) at www.sedarplus.ca.

The disclosure contained in this press release of a scientific or technical nature relating to the Company’s Buckreef Project has been summarized or extracted from the technical report entitled “The National Instrument 43-101 Independent Technical Report, Updated Mineral Resource Estimate for the Buckreef Gold Mine Project, Tanzania, East Africa for TRX Gold” with an effective date (the “Effective Date”) of May 15, 2020 (the “2020 Technical Report”). The 2020 Technical Report was prepared by or under the supervision Mr. Wenceslaus Kutekwatekwa (Mining Engineer, Mining and Project Management Consultant) BSc Hons (Mining Eng.), MBA, FSAIMM, of Virimai Projects, and, Dr Frank Crundwell, MBA, PhD, a Consulting Engineer, each of whom is an independent Qualified Person as such term is defined in NI 43-101. The information contained herein is subject to all of the assumptions, qualifications and procedures set out in the 2020 Technical Report and reference should be made to the full details of the 2020 Technical Report which has been filed with the applicable regulatory authorities and is available on the Company’s profile at www.sedarplus.ca. The Company did not complete any new work that would warrant reporting material changes in the previously reported Mineral Resource (“MRE”) and Mineral Reserve statements during the prior reporting period. The Company has engaged two globally recognized and respected mining consulting groups to undertake a comprehensive review of the MRE, and economic analysis which was previously conducted under the 2003 CIM code. This in turn follows significant infill and exploration drilling, plus other required technical work undertaken over the prior 18 months. This work is currently being undertaken to be compliant with the November 2019 CIM Code for the Valuation of Mineral Properties, which are different with respect to the 2003 guidelines. There can be no assurance that there will not be a change in the MRE and Mineral Reserve as disclosed in the 2020 Technical Report after such work has been updated (in accordance with the 2019 CIM code).

The information contained in this press release is as of the date of the press release and TRX Gold assumes no duty to update such information.

Photos accompanying this announcement are available at
https://www.globenewswire.com/NewsRoom/AttachmentNg/0c922ca0-4d9d-40cd-aeeb-c447be6bf52b

https://www.globenewswire.com/NewsRoom/AttachmentNg/0d78f5bc-ca71-4514-a380-e2e9c67da4f3

https://www.globenewswire.com/NewsRoom/AttachmentNg/d96296f0-972c-4bca-9e74-53920fc2353a

https://www.globenewswire.com/NewsRoom/AttachmentNg/4c2d9341-bf64-4b10-a284-c9224e389190

https://www.globenewswire.com/NewsRoom/AttachmentNg/331e34ab-6c85-4b57-b1f7-429a1ec8c2fe

1 Refer to “Non-IFRS Performance Measure” section.
2 See Forward-Looking and Cautionary Statements